11021987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44874

SEC Mail Processing Section RECEIVED FEB 1 6 2011 WASH, DC 200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONEX SECURITIES, INC.

OFFICIAL USE ONLY
30362
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 LOUISIANA STREET, SUITE 1500
(No. and Street)

HOUSTON (City) TEXAS (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RUBEN CONTRERAS, CFO 713-877-8234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB P.C., CPAs BUSINESS ADVISORS
(Name – *if individual, state last, first, middle name*)

1333 W. LOOP SOUTH, SUITE 1400, HOUSTON, TEXAS 77027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, RUBEN CONTRERAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONEX SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARINA PANTIN
Notary Public, State of Texas
My Commission Expires
August 12, 2012

[signature]
Signature

RUBEN CONTRERAS, CFO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONEX SECURITIES, INC.

December 31, 2010

Financial Statements

EEPB P.C.

CPAs & BUSINESS ADVISORS

MONEX SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2010

CONTENTS

EEPB P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

January 18, 2011

Board of Directors
MONEX SECURITIES, INC.

We have audited the accompanying statement of financial condition of MONEX SECURITIES, INC. as of December 31, 2010, and the related statement of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MONEX SECURITIES, INC. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, P.C.

Houston, Texas

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

MONEX SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash	$	1,366
Marketable securities		1,299,658
Receivable from clearing broker/dealer		2,223,528
Commissions receivable		241,188
Deposit held by clearing brokers, restricted		100,000
Other assets		19,597
TOTAL CURRENT ASSETS		3,885,337
Property and equipment, net		73,228
TOTAL ASSETS	$	3,958,565

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	208,533
Accounts payable and accrued liabilities		74,883
Payable to shareholder		409,403
Accrued income taxes		88,220
TOTAL CURRENT LIABILITIES		781,039
Deferred income tax liability		24,368
STOCKHOLDER'S EQUITY		
Common stock, 1,000 shares authorized, issued, outstanding, $0.01 par value		10
Additional paid-in capital		1,911,712
Retained earnings		1,241,436
TOTAL STOCKHOLDER'S EQUITY		3,153,158
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,958,565

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commission income	$ 6,772,871
Other income	200,297
TOTAL REVENUES	6,973,168
EXPENSES	
Commissions paid to foreign associates, international operatives and financial intermediaries	1,545,261
Employee compensation and benefits	709,489
Clearing, execution and commission fees	271,256
Service fees to shareholder	596,634
Rent and equipment	98,896
Communications	48,866
Regulatory fees	28,533
Professional fees	151,605
Administrative and other expenses	180,212
TOTAL EXPENSES	3,630,752
INCOME FROM OPERATIONS	3,342,416
PROVISION FOR INCOME TAXES	(1,175,851)
NET INCOME	$ 2,166,565

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2009	1,000	$ 10	$ 1,911,712	$ 74,871	$ 1,986,593
Dividends			-	(1,000,000)	(1,000,000)
Net income				2,166,565	2,166,565
BALANCE AT DECEMBER 31, 2010	1,000	$ 10	$ 1,911,712	$ 1,241,436	$ 3,153,158

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,166,565
Adjustments to net income, for noncash transactions	
Depreciation	21,516
Realized gains on marketable securities	(2,286)
Net increase or decrease in assets and liabilities	
Receivable from clearing broker/dealer	(367,557)
Commissions receivable	(73,287)
Other assets	(2,052)
Accounts payable and accrued expenses	(6,345)
Commissions payable	67,276
Payable to shareholder	360,842
Deferred income taxes	5,627
Accrued income taxes	41,894
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,212,193
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of marketable securities	(3,757,798)
Proceeds from sales of marketable securities	2,551,686
Purchases of property and equipment	(36,699)
NET CASH USED IN INVESTING ACTIVITIES	(1,242,811)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Dividends to stockholders	(1,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(30,618)
CASH AND CASH EQUIVALENTS, beginning of year	31,984
CASH AND CASH EQUIVALENTS, end of year	$ 1,366
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid	$ 1,133,957

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MONEX SECURITIES, INC. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of Monex Casa de Bolsa, S.A. de C.V. (Parent), a Mexican corporation and registered Mexican broker. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico.

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There were no net realized and unrealized foreign currency losses recorded in 2010. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

Marketable Securities

Marketable securities held for trading purposes are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized gains on marketable securities are reflected in the accompanying statement of income in commission income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Maintenance and repairs are charged to operations as incurred.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files its income tax return on a separate company basis.

The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax liability represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives.

Risks and Uncertainties

Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

NOTE 2: TRANSACTIONS WITH CLEARING BROKER/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $2,814,650 and $250,000 respectively. The Company's net capital ratio was 0.29 to 1.

NOTE 4: SECURITIES

Marketable securities consist of corporate bonds and foreign stock.

NOTE 4: SECURITIES *(Continued)*

The Company adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", effective January 1, 2008 for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2010:

NOTE 4: SECURITIES *(Continued)*

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2008
US Treasury Bills	$ 1,299,658	-	-	$ 1,299,658

NOTE 5: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2010:

Furniture, fixtures, and equipment	$ 145,922
Accumulated depreciation	(72,694)
	$ 73,228

Depreciation expense for the year was $21,516.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company entered into a services agreement (Agreement) with its Shareholder in January 2003. The Agreement requires the Shareholder to provide administrative services to the Company. The Company is required to repay the costs incurred by the Shareholder under the agreement, plus a 12% markup. The term of the agreement is indefinite and may be terminated by either party with 90 days written notice. The total amount incurred under this Agreement for the year ended December 31, 2010 was $596,634, of which $40,000 is payable at December 31, 2010.

On December 31, 2010 the Company settled a transaction on behalf of its Shareholder resulting in proceeds of $369,403. These proceeds are included in the payable to shareholder balance at December 31, 2010.

NOTE 6: RELATED PARTY TRANSACTIONS *(Continued)*

The Company entered into a services agreement with Monex Asset Management, Inc. (MAMI), an entity under common ownership, in February 2009. This agreement requires the Company to provide administrative services to MAMI. MAMI is required make monthly payments of $12,860. The term of the agreement is indefinite and may be terminated by either party with 30 days written notice. The total amount earned under this agreement for the year ended December 31, 2010 was $154,320.

NOTE 7: INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2009:

Federal	
Current tax expense	$ 1,121,669
Deferred tax expense	5,627
Total federal tax expense	1,127,296
State	
Current tax expense	48,555
Total provision for income taxes	$ 1,175,851

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company files income tax returns in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2007 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2007 and beyond remain subject to examination by the state of Texas.

The Company did not have unrecognized tax benefits as of December 31, 2010 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2010, the Company has not accrued interest or penalties related to uncertain tax positions.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under an operating lease that expires in June 30, 2014. Rent expense under this lease and was approximately $67,102 for the year ended December 31, 2010.

Future minimum lease payments for years ending December 31 are as follows:

Year	Amount
2011	$ 56,224
2012	56,224
2013	56,224
2014	28,111
Total	$ 196,783

Security transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded liabilities with regard to the right. During 2010, the Company did not pay the clearing brokers any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company

NOTE 8: COMMITMENTS AND CONTINGENCIES *(Continued)*

has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

NOTE 9: SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2010. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2010.

SUPPLEMENTAL INFORMATION

EEPB P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

January 18, 2011

Board of Directors
MONEX SECURITIES, INC.
Houston, Texas

We have audited the accompanying financial statements of MONEX SECURITIES, INC. as of and for the year ended December 31, 2010, and have issued our report thereon dated January 18, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EEPB, P.C.

Houston, Texas

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

MONEX SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Net capital:	
Total stockholder's equity	$ 3,153,158
Reductions and charges:	
Nonallowable assets:	
Commissions receivable	241,188
Property and equipment, net	73,228
Other assets	19,597
Total nonallowable assets and charges, net	334,013
Net capital before haircuts on security positions	2,819,145
Haircuts on security positions	4,495
Net capital	$ 2,814,650
Aggregate indebtedness	
Accounts payable and accrued expenses	74,883
Commissions payable	208,533
Payable to shareholder	409,403
Accrued income taxes	88,220
Deferred tax	24,368
Total aggregate indebtedness	$ 805,407
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 250,000
Excess net capital	$ 2,564,650
Ratio of aggregate indebtedness to net capital	28.61

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Monex Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2010.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Monex Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2010 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2010.

EEPB P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

January 18, 2011

Board of Directors
MONEX SECURITIES, INC.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of MONEX SECURITIES, INC. ("Monex") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of International's internal control. Accordingly, we do not express an opinion on the effectiveness of Monex's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Monex including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Monex does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Monex in any of the following:

1. Making the quarterly securities examinations, accounts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of Monex is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Monex has responsibility are safeguarded against loss from unauthorized use or

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Monex's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
MONEX SECURITIES, INC.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2010, which were agreed to by MONEX SECURITIES, INC. ("the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for The Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries and check copies noting no differences;
2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas
January 18, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044874 FINRA DEC
MONEX SECURITIES INC 19*19
440 LOUISIANA ST STE 1500
HOUSTON TX 77002-1652

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ruben Contreras 713-877-8234

2. A. General Assessment (item 2e from page 2) $ 13,568

B. Less payment made with SIPC-6 filed (exclude interest) (7,288.05)

_______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,279.95

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,279.95

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,279.95

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Monex Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of January, 2011.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January, 2010 and ending December, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,973,163
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,143,742
(2) Revenues from commodity transactions.	12,220
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	233,528
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Administrative Services	154,320
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,958	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1958
Total deductions	1545768
2d. SIPC Net Operating Revenues	$ 5427395
2e. General Assessment @ .0025	$ 13,568
	(to page 1, line 2.A.)

WALTON JOHNSON & COMPANY

December 31, 2010